BS

SE

17008582

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2017

Washington DC

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SEC FILE NUMBER
8-44742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guggenheim Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dina DiLorenzo (212) 901-9405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph St.	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dina DiLorenzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guggenheim Investor Services, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TARRA A GLUSS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 12, 2019

Signature

Authorized Signatory

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUGGENHEIM INVESTOR SERVICES, LLC

December 31, 2016

Table of Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Managing Member
Guggenheim Investor Services, LLC:

We have audited the accompanying statement of financial condition of Guggenheim Investor Services, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guggenheim Investor Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 24, 2017

GUGGENHEIM INVESTOR SERVICES, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	302,604
Due from affiliates		16,814
Other assets		10,192
Total assets	$	329,610
Liabilities and Member's Equity		
Accrued expenses and other liabilities	$	60,594
Due to affiliate		10,000
Total liabilities		70,594
Member's equity		259,016
Total liabilities and member's equity	$	329,610

The accompanying notes are an integral part of these financial statements.

GUGGENHEIM INVESTOR SERVICES, LLC

Statement of Operations
For the Year Ended December 31, 2016

Revenue	
Investment fees	$ 17,590
Total revenue	17,590
Expenses	
Professional fees	225,994
Communications and data processing	3,698
Other expenses	8,293
Total expenses	237,985
Net loss	$ (220,395)

The accompanying notes are an integral part of these financial statements.

GUGGENHEIM INVESTOR SERVICES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Balance - December 31, 2015	$	479,411
Net loss		(220,395)
Balance - December 31, 2016	$	259,016

The accompanying notes are an integral part of these financial statements.

GUGGENHEIM INVESTOR SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(220,395)
Changes in operating assets and liabilities:		
Receivable from clearing organization		100,355
Due from affiliates		(6,905)
Other assets		10,987
Accrued expenses and other liabilities		(379)
Due to affiliate		(5,906)
Net cash used in operating activities		(122,243)
Decrease in cash		(122,243)
Cash at beginning of the year		424,847
Cash at end of the year	$	302,604

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Guggenheim Investor Services, LLC ("Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of GWM Holdco, LLC (the "Parent") whose ultimate parent is Guggenheim Capital, LLC ("Guggenheim").

On January 1, 2016, the Company terminated the services agreement with its affiliate, whereas the Company offered brokerage services in connection with the wrap fee program.

On January 31, 2016, the Company terminated its clearing arrangement with JP Morgan Clearing Corp. The Company operates in a limited capacity acting as a placement agent for affiliated entities.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company maintains its accounting records on the accrual basis of accounting. The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Investment Fees
Placement fees are received from an affiliated investment advisor and are calculated as a stated percentage of all management and incentive fees received by the investment advisor from investors who have been introduced to a fund. These fees are accrued monthly as earned.

The Company also earns a fixed fee for each subscription distributed and processed on behalf of its affiliate. These fees are accrued as earned.

Income Taxes
The Company is a single member LLC, organized as a Delaware Limited Liability Company, and treated as a disregarded entity for U.S. income tax purposes. State tax liabilities are determined under individual state laws. The Company has no federal and state tax liabilities in 2016. The results of the Company's operations are included in the federal and state income tax returns of the Parent.

Accounting Standards Codification ("ASC") 740-10, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by the applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the

Company has no material uncertain tax positions at December 31, 2016. Further, as of December 31, 2016, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

As the Company is organized as a limited liability company, disregarded for U.S. income tax purposes, and its taxable income is reported by the Parent, there is no tax expense/benefit recorded by the Company. If the Company was a taxable entity, income tax expense for the year ended December 31, 2016 would have been calculated at the federal statutory tax rate of 35%.

3. Related-Party Transactions

Investment fees in the statement of operations include $16,480 of placement fees received from affiliates. The affiliate will reimburse the Company for expenses incurred for licensing and registration of affiliate representatives. The Company also earned investment fees of $1,100, associated with the distribution and collection of subscription information on behalf of clients of an affiliate. There was $16,814 due from affiliates in the statement of financial condition at December 31, 2016 under these arrangements.

The Company also has an Employee Sharing and Expense Funding Agreement with a subsidiary of Guggenheim whereby the subsidiary services clients and processes trades on behalf of the Company for a quarterly fee of $10,000. Total fees incurred for these services were $40,000 and are included in professional fees in the statement of operations. There was $10,000 due to affiliate in the statement of financial condition at December 31, 2016 under this arrangement.

The Company has a Service Agreement with a subsidiary of Guggenheim under which accounting and compliance services are provided. Total fees incurred for these services were $103,949 and are included in professional fees in the statement of operations.

4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of the greater of minimum net capital of $50,000, or 6 2/3%, of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, net capital was $232,010, an excess of $182,010, and the ratio of aggregate indebtedness to net capital was 0.30 to 1.

The Company does not carry customer accounts. During the period January 1, 2016 to January 31, 2016, the Company was exempt under SEC Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 because all customer transactions were cleared through other broker-dealers

on a fully disclosed business. Effective February 1, 2016 the Company claims an exemption under SEC Rule 15c3-3 under paragraph (k)(2)(i).

5. Subsequent Events

Management has evaluated all subsequent transactions and events after the statement of financial condition date through February 24, 2017, the date the financial statements were available to be issued and, except as disclosed herein, has determined that no items require disclosure.

On February 21, 2017, the Parent made a capital contribution to the Company in the amount of $250,000.

GUGGENHEIM INVESTOR SERVICES, LLC **Schedule I**

Computation of Net Capital For Broker Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2016

Net capital:		
Total member's equity	$	259,016
Deductions and/or charges:		
Non-allowable assets:		
Due from affiliates		16,814
Other receivables and other assets		10,192
Total non-allowable assets		27,006
Net capital before haircuts on securities positions		232,010
Haircuts on securities positions		-
Net capital	$	232,010
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accrued expenses and other liabilities	$	60,594
Due to affiliate		10,000
Total aggregate indebtedness	$	70,594
Computation of basic capital requirement:		
Minimum net capital required (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	182,010
Ratio: Aggregate indebtedness to net capital		0.30 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

There were no material differences between the amounts presented above and the amounts presented in the Company's unaudited December 31, 2016, FOCUS Part IIA filed on January 26, 2017.

See accompanying report of independent registered public accounting firm.

GUGGENHEIM INVESTOR SERVICES, LLC **Schedule II**

Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirments for Broker Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2016

The Company does not carry customer accounts. For the period January 1, 2016 to January 31, 2016, the Company was exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(ii) because all customer transactions are cleared through other broker-dealers on a fully disclosed basis. For the period Feberuary 1, 2016 to December 31, 2016, the Company is exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(i).

See accompanying report of independent registered public accounting firm.

GUGGENHEIM INVESTOR SERVICES, LLC **Schedule III**

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2016

The Company does not carry customer accounts. For the period January 1, 2016 to January 31, 2016, the Company was exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(ii) because all customer transactions are cleared through other broker-dealers on a fully disclosed basis. For the period February 1, 2016 to December 31, 2016, the Company is exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(i).

See accompanying report of independent registered public accounting firm.